                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                         For the month of December 2002

                              LJ International Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             Unit #12, 12/F, Block A
                             Focal Industrial Centre
                     21 Man Lok Street, Hung Hom, Hong Kong
                    ----------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X   Form 40-F
                                        ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes       No  X
                                        ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   .

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       LJ International Inc.
                                                   -----------------------------
                                                           (Registrant)



Date: December 16, 2002                            By: /s/ NG HON TAK RINGO
      -----------------                                -------------------------
                                                       NG HON TAK RINGO,
                                                       Chief Financial Officer

FOR
---
LJ INTERNATIONAL INC.
(NATIONAL MARKET SYSTEM: JADE)

CONTACTS
--------
BETTY HO                                             GREGORY A. McANDREWS
LJ International Inc.                                Greg McAndrews & Associates
011 (852) 2170-0001                                  (310) 301-3035


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


                LJ INTERNATIONAL SALES UP 43% IN SECOND QUARTER;

                NET INCOME OF $1.1M, 13 CENTS PER SHARE EARNINGS

         HONG KONG, Dec. 16, 2002 - LJ International Inc. (NMS: JADE) today announced sales of $14,907,000 for the second quarter ended October 31, up 43% from the second quarter sales last year of $10,423,000 with current quarter net income of $1,104,000, equal to 13 cents per share, compared with a net loss of $371,000, or a net loss of four cents per share, in the prior year's second quarter.

         Due to very strong marketing to top retailers of colored gem and diamond jewelry in the most recent three-month period, LJI's six months sales jumped to $23,676,000 from $18,768,000 in the first half of the prior fiscal year. Net income rebounded to $748,000, or nine cents per share, compared with a net loss of $276,000, or a net loss of three cents per share.

         Second quarter financial results were at the high end of all forecasts in the Company's guidance: sales from $14 to $15 million; net income from $1.0 to $1.2 million; and net income per share from 11 to 14 cents. Also, early holiday sales indicate that financial results are in a general uptrend.

                                     (MORE)


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NEWS RELEASE - JADE--SECOND QUARTER FINANCIAL RESULTS
DECEMBER 16, 2002
PAGE 2


         The balance sheet remained strong with total current assets of $37.1 million, total assets of $48.9 million, cash of $829,000, cash and cash equivalents of $6.5 million, total stockholders' equity of $23.7 million and stockholders' equity per share of $2.74.

         The gross profit margins for both the second quarter and first half remained steady at 30% as sales improved for LJI compared to recent quarters. In addition, selling, general and administrative expenses were reduced to 19% for the quarter and 21% for the first half as belt-tightening measures in place since September 2001 are taking full effect.

                              FINANCIAL HIGHLIGHTS
                                   (UNAUDITED)

                                                                 FOR THE THREE MONTHS ENDED
                                                                         OCTOBER 31,
                                                         2002                                   2001
                                                         -------------------------------------------
Revenues                                                 $14,907,000                     $10,423,000

Net Income (Loss)                                        $ 1,104,000                     $  (371,000)

Net Income (Loss) per Share                              $      0.13                     $     (0.04)

Weighted Average Shares Outstanding                        8,671,615                        8,671,615

                                                                  FOR THE SIX MONTHS ENDED
                                                                         OCTOBER 31,
                                                         2002                                   2001
                                                         -------------------------------------------
Revenues                                                 $23,676,000                     $18,768,000

Net Income (Loss)                                        $   748,000                     $  (276,000)

Net Income (Loss) per Share                              $      0.09                     $     (0.03)

Weighted Average Shares Outstanding                        8,671,615                       8,671,615


                                     (MORE)


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NEWS RELEASE - JADE--SECOND QUARTER FINANCIAL RESULTS
DECEMBER 16, 2002
PAGE 3


         Segment Information is as follows:

                                                          Marketing &       Point of
                                                         distributing       sales of    Trading of
                                                           of Jewelry        Jewelry      giftware         Total
                                                         ------------       --------    ----------       -------
                                                              USD'000        USD'000       USD'000       USD'000
Three Months Ended October 31,2002
        Net sales                                              14,820             41            46        14,907
        EBITDA                                                  1,855           (194)         (140)        1,521
        Depreciation & amortization                              (210)          (113)           (1)         (324)
        Finance cost, net                                        (142)            (2)           (1)         (145)
        Net income (loss)                                       1,503           (265)         (134)        1,104
        Capital expenditures                                      677             48             6           731
        Segment assets                                         47,579          1,269           131        48,979

Three Months Ended October 31,2001
        Net sales                                              10,423              -             -        10,423
        EBITDA                                                     35              -             -            35
        Depreciation & amortization                              (246)             -             -          (246)
        Finance cost, net                                        (160)             -             -          (160)
        Net income (loss)                                        (371)             -             -          (371)
        Capital expenditures                                      207              -             -           207
        Segment assets                                         50,368              -             -        50,368


         The continuing role of the "giftware" and "point of sale" segment product lines will be evaluated prior to April 30, 2003 as pointed out in the Company's guidance.

         LJ International Inc. (NMS: JADE) is a leading publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com.

                                     (MORE)


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NEWS RELEASE - JADE--SECOND QUARTER FINANCIAL RESULTS
DECEMBER 16, 2002
PAGE 4


         (Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

                                       XXX